March 16, 2009	Mark C. Amorosi D 202.778.9351 F 202.778.9100 mark.amorosi@klgates.com

VIA EDGAR

Mr. Sonny Oh

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Responses to Comments on Post-Effective Amendment No. 59 to the Registration

Statement on Form N-1A of EQ Advisors Trust (File Nos. 333-17217; 811-07953)

Dear Mr. Oh:

On behalf of the above-referenced registrant, set forth below are the comments that you provided on February 17, 2009 concerning Post-Effective Amendment No. 59 to the Registration Statement on Form N-1A (the “Post-Effective Amendment”) of EQ Advisors Trust (the “Trust”), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 30, 2008, and the Trust’s responses thereto. Your comments are set forth in italics and are followed by the Trust’s responses, which are reflected in Post-Effective Amendment No. 64 to the Trust’s Registration Statement on Form N-1A as filed with the SEC today. Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment.

GENERAL

Please explain the basis upon which the Portfolios will be structured as funds-of-funds in compliance with the applicable sections and rules under the Investment Company Act of 1940, as amended (“1940 Act”).

The Portfolios will be structured as funds-of-funds in compliance with Section 12(d)(1)(G) of the 1940 Act and the rules thereunder. The Portfolios reserve the right to rely on any other exemption available under the 1940 Act and rules thereunder and any other relevant SEC or SEC staff interpretation.

Sonny Oh

March 16, 2009

PROSPECTUS

1.	General

Please switch the order of “More About Investment Strategies & Risks” and “Fees and Expenses of the AXA Strategic Allocation Series Portfolios” in accordance with General Instruction C.3(a) of Form N-1A. Please make corresponding change in Table of Contents.

The Trust has made the requested changes.

2.	Front Cover Page

Please note the absence of disclosure regarding the possible unavailability of the Portfolios in particular Contracts.

The Trust has added the relevant disclosure.

3.	The AXA Strategic Allocation Series Portfolios at a Glance

Please clarify whether the last sentence preceding the chart on page 2 is applicable to one or both available classes.

The Trust has not made any changes in response to this comment because the Trust believes the disclosure is clear.

4.	Introduction

In the first paragraph of this section, the Portfolios are each defined as a “Portfolio.” Please use this term consistently throughout the Prospectus.

The Trust has revised the definition so that the defined terms are used consistently throughout the Prospectus.

5.	Goals, Strategies & Risks – Principal Investment Risks

(a)	For all Portfolio summaries, under “Risks Associated with Underlying Portfolios,” please add “ETFs Risk” (described on page 13) to the list of risks associated with an Underlying Portfolio’s investments in equity securities.

The Trust has made the requested change.

Sonny Oh

March 16, 2009

(b)	For all Portfolio summaries, please clarify the reference to “asset categories” under “Portfolio Management Risk.”

The Trust has deleted the reference to “asset categories” under Portfolio Management Risk.

(c)	The investment goal of the Defensive Strategy Portfolio is to seek a high level of current income. Because it also has a “low” emphasis on capital growth and can invest 20% (up to 35%) in equity investments, please consider providing an appropriate secondary goal.

The Trust has not made any changes in response to this comment. The Trust believes the Portfolio’s investment goal sufficiently reflects its objective and strategy.

(d)	Please disclose where information regarding the Trust’s polices on portfolio holdings disclosure may be found as required by Item 4(d) of Form N-1A.

The Trust had added the requested disclosure.

6.	More About Investment Strategies & Risks

(a)	Given the categorization of risks into those associated with equity investments, fixed income investments and foreign securities investments, please move “Foreign Investing and Emerging Markets Risk” on page 13 to the introduction of “Risks of Foreign Securities Investments” on page 15. Alternatively, please add “Foreign Investing and Emerging Markets Risk” to the list of risks associated with an Underlying Portfolio’s investments in equity securities and fixed income securities, respectively, in the “Goals, Strategies & Risks” sections and corresponding disclosure to the section entitled “Risks of Fixed Income Investments” on page 14.

The Trust has deleted the disclosure associated with Foreign Investing and Emerging Markets Risk from “More About Investment Strategies & Risks – Risks of Equity Investments.” The relevant disclosure is included in “More About Investment Strategies & Risks – Risks of Foreign Securities Investments – Foreign Investing Risk.”

Sonny Oh

March 16, 2009

(b)	Please provide a description of “lower-rated securities risk” and “mortgage-backed and asset-backed securities risk,” which are referenced in the list of risks associated with an Underlying Portfolio’s investments in fixed income securities on pages 3, 5, 7 and 9.

The Trust has added Mortgage-Backed and Asset-Backed Securities Risk to “More About Investment Strategies & Risks – Risks of Fixed Income Investments.” The Trust has deleted references to “lower-rated securities risk” from “Risks Associated with Underlying Portfolios” as this risk is not a principal risk of any of the Underlying Portfolios in which the Portfolios invest.

7.	Information Regarding the Underlying Portfolios

Given that the principal risks of the Portfolios are comprised of all of the principal risks of the Underlying Portfolios, please confirm that all principal risks provided in the chart have been included in the principal risks portion of each Portfolio summary and also described in “More About Investment Strategies & Risks” beginning on page 11. For example, note the absence of “zero coupon risk” and “pay-in-kind securities risk” that appear in the first and second row, respectively, of the chart on page 17.

The Trust confirms that the principal risks of the Underlying Portfolios are included in “Risks Associated with Underlying Portfolios” and “More About Investment Strategies & Risks,” as appropriate.

8.	Fees and Expenses of the AXA Strategic Allocation Series Portfolios

(a)	After the second sentence of the preamble to the annual portfolio operating expense table on page 22, please add a statement that if Contract-related fees and expenses were reflected, overall fees and expenses would be higher.

The Trust has made the requested change.

(b)	Please modify the last sentence to the preamble to the annual portfolio operating expense table on page 22 to state that such fees may be imposed at the Contract level.

The Trust has reorganized the language in the preamble to clarify that the relevant statement refers only to fees imposed at the Portfolio level and that information about Contract fees and expenses may be found in the Contract prospectuses.

Sonny Oh

March 16, 2009

(c)	Please clarify the third bullet point under “Example” on page 23.

The Trust has made the requested change.

(d)	In the second paragraph under “Example,” please modify the statement that costs would be the same whether or not you redeemed your shares at the end of these periods. The statement is misleading because many contracts impose a contingent deferred sales charge at the end of one and three years.

The Trust respectfully disagrees with the comment, but has revised the disclosure to further clarify that Contract fees and charges are not reflected in the Example.

9.	Management Team

(a)	Please clarify the two references to “asset categories” in the second paragraph on page 24.

The Trust has deleted the relevant references to “asset categories.”

(b)	If applicable, please add disclosure in response to Item 5(a)(3) of Form N-1A, Legal Proceedings.

The Trust has not made any changes in response to this comment because Item 5(a)(3) of Form N-1A is inapplicable.

10.	Restrictions on Buying and Selling Shares

In the first paragraph, please identify any Underlying Portfolios that invest significantly in high-yield securities as was provided for those that invest significantly in foreign securities or small- and mid-cap company securities.

The Trust has not made any changes in response to this comment because none of the Underlying Portfolios invests in high-yield securities to any significant extent.

11.	Additional Information

(a)	Please reconcile the reference to “distributor” in this section with the reference to “Co-Distributors” in the second to last paragraph of the “Introduction” on page i.

The Trust had revised the relevant references to refer to “Co-Distributors.”

Sonny Oh

March 16, 2009

(b)	Please confirm the absence of disclosure regarding payments from sub-advisers of the Underlying Portfolios to help defray expenses for sales meetings and seminar sponsorships.

The Trust had added the relevant disclosure.

12.	Back Cover Page

Please confirm compliance with Item 1(b) of Form N-1A, including SEC contact information and the availability of information on the Trust’s website.

The Trust has revised the back cover page and confirms its compliance with Item 1(b) of Form N-1A.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

1.	General

Given that the SAI is specific to the Portfolios, please remove all inapplicable references to “Advisers.” For example, the first sentence of the last paragraph on page 22 should not imply that there are Advisers for the Portfolios.

The Trust has not made any changes in response to this comment because it does not believe that there are any inapplicable references to “Advisers” in the SAI. With respect to the first sentence of the last paragraph on page 22, the Trust notes that the reference to “Advisers” is with respect to the Advisers of the Underlying Portfolios.

2.	Description of the Trust

In the third paragraph on page 2, please clarify the reference to “Index Allocation Portfolios” and confirm that the Portfolios have been correctly identified throughout the SAI.

The Trust has made the requested change and confirms that the Portfolios are correctly identified throughout the SAI.

3.	Portfolio Holdings Disclosure Policy

Please clarify the second to last sentence of the fourth paragraph in this section.

The Trust has made the requested change.

Sonny Oh

March 16, 2009

4.	Committees of the Board

Please disclose the number of meetings held by the Valuation Committee for the past fiscal year. See Item 12(b)(2) of
Form N-1A.

The Trust has not made any changes in response to this comment. The Valuation Committee is not a board committee and, therefore, the Trust does not believe the requested disclosure is required by the form.

5.	Investment Management and Other Services

Please revise and reconcile the second paragraph on page 15 with the fee table on page 22 of the Prospectus (i.e. clarify whether there is an expense limitation in place for the Portfolios).

The Trust has added disclosure to the Prospectus to clarify that the Portfolios are subject to an Expense Limitation Agreement.

6.	Taxation

Please confirm that this section is current and complete.

The Trust confirms that the “Taxation” section is current and complete.

PART C

1.	Please confirm that the location of all exhibits has been provided. For example, see Item 23(n) of Form N-1A.

The Trust confirms that the location of all exhibits has been provided.

2.	Please confirm compliance with the disclosure requirements of Item 24.

The Trust believes that the disclosure included in response to Item 24 is responsive to the requirements of that item.

MISCELLANEOUS

Please provide “Tandy” representations and a response letter in the form of IDEA correspondence. However, please provide a response to the General Comment above and Comments 1 and 8 to the Prospectus and Comment 5 to the SAI in the form of IDEA correspondence prior to the effective date of the filing.

Sonny Oh

March 16, 2009

This response letter, as well as a letter providing “Tandy” representations, has been filed in the form of IDEA correspondence with Post-Effective Amendment No. 64. In addition, a letter responding to the select comments noted above was filed with the SEC in the form of IDEA correspondence on March 11, 2009.

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Should you have any further comments on these matters, or any questions, please contact William MacGregor of AXA Equitable Life Insurance Company at (212) 314-5280, Andrea Ottomanelli Magovern at (202) 778-9178 or me at (202) 778-9351.

Sincerely,

/s/ Mark C. Amorosi

Mark C. Amorosi

cc:	Patricia Louie, Esq.

William MacGregor, Esq.

AXA Equitable Life Insurance Company

Clifford J. Alexander, Esq.

Andrea Ottomanelli Magovern, Esq.

K&L Gates LLP